EXHIBIT 99.41

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX: GGG
April 1, 2004


                  GLENCAIRN'S BELLAVISTA GOLD MINE ON SCHEDULE

Glencairn Gold Corporation is pleased to report that construction at the Bellavista gold mine in Costa Rica is on schedule to be completed by the end of 2004 and is on budget. Installation of the liners for the heapleach pad and ponds at Bellavista has begun and all liners are expected to be in place in May, which will complete Phase 1 of construction.

The Company has sufficient funds on hand to complete construction including the purchase of a fleet of mine equipment. However, the Company is considering contracting out mining operations, which would reduce the project's capital cost but increase operating costs.

Glencairn is also pleased to announce that it has entered into an Economic Cooperation Agreement with the local municipality of Miramar, which was signed on Friday, March 12, 2004. The Company has offered to contribute toward certain community projects, including construction of a pipeline from a freshwater spring located on Company land, installation of a new water tank, purchase of a garbage truck, donation of certain land not being used by Glencairn, student scholarships and promotion of tourism. These items do not have a material impact on the capital cost of the project. Glencairn has also agreed to hire 80% of its workforce at Bellavista from among residents of the county of Montes de Oro. Signing of the socio-economic agreement was attended by a representative of the President of Costa Rica.

Previously, and separate from the socio-economic agreement, Glencairn was instrumental in convincing the Costa Rican government to allot half of its 2% net smelter return royalty on mine production to the town of Miramar.

The fully permitted Bellavista project is located in the Montes de Oro region of Costa Rica, approximately 70 km west of the capital of San Jose, near the town of Miramar. Located within an industrial free-trade zone, the property enjoys access by paved road and is close to the main power grid, the country's leading container port, a major fuel supply terminal and a concrete plant.

Once in commercial production Bellavista will produce 60,000 ounces of gold annually, bringing the Company's total projected gold output in 2005 to 110,000 ounces. Cash operating costs at Bellavista are projected at US$163 per ounce over the 7.3-year life of the mine, based on current reserves of 11,239,000 tonnes grading 1.54 grams gold per tonne. Total cash costs, including all royalties, are projected at US$177 per ounce. The Company's current gold production comes from the Limon Mine in Nicaragua, which is expected to produce about 53,000 oz. gold in 2004.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencaimgold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Colette Saulnier: csaulnier@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717



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FORWARD-LOOKING  STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes
forward-looking   statements.    Forward-looking   statements   are   frequently
characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks
involved  in  the  exploration  and  development  of  mineral  properties,   the
uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forwardlooking statements.